UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 001-16671

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012 and for the year ended December 31, 2013 with Report of Independent Registered Public Accounting Firm

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012 and for the year ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the AmerisourceBergen Corporation Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AmerisourceBergen Employee Investment Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 26, 2014

AmerisourceBergen Employee Investment Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2013	2012
Assets
Investments
Registered investment companies	$516,087,503	$400,920,317
Common collective trust fund	73,619,638	79,220,733
Common stock fund	91,117,213	59,390,568
Total investments	680,824,354	539,531,618

Receivables
Unsettled trades	352	125,362
Notes receivable from participants	15,794,062	14,651,537
Employee contributions	—	185
Employer contributions	423,958	394,054
Total receivables	16,218,372	15,171,138

Net assets reflecting investments at fair value	697,042,726	554,702,756

Adjustment from fair value to contract value for interest in common collective trust relating to fully-benefit responsive investment contracts	(1,036,299)	(2,148,443)

Net assets available for benefits	$696,006,427	$552,554,313

See accompanying notes.

AmerisourceBergen Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Changes to net assets attributed to investment income:
Interest and dividend income	$18,954,027
Net appreciation in fair value of investments	113,273,017
Total investment income	132,227,044

Interest income on notes receivable from participants	665,873

Contributions:
Participant	36,571,889
Employer	18,469,293
Rollover	3,306,735
Total contributions	58,347,917

Benefits paid to participants	(83,830,133)
Administrative expenses	(131,079)

Net increase in net assets available for benefits before transfers	107,279,622

Transfers in from merged plans	36,172,492

Net increase in net assets available for benefits	143,452,114
Net assets available for benefits:
Beginning of year	552,554,313
End of year	$696,006,427

See accompanying notes.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the AmerisourceBergen Employee Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the “Company” or “Employer”), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The AmerisourceBergen Corporation Benefits Committee is responsible for the general administration of the Plan.

Contributions

If not already enrolled, eligible full-time employees are automatically enrolled in the Plan after 90 days of continuous employment with a 5% pre-tax contribution rate of eligible compensation, unless they otherwise make an active election to enroll or waive participation.  Each year, participants are entitled to contribute 1% to 25% of their pretax annual compensation, as defined in the Plan, to the extent that the contributions comply with Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans.  The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Additional amounts may be contributed to each participating employee’s account for those employees currently employed by the Company on the last day of the last pay period of the Plan year, at the discretion of the Company.  The Company did not make discretionary contributions for the 2012 or 2013 Plan years.

Upon enrollment, a participant may direct the investment of employee and Employer contributions to any of the Plan’s fund options.  Participants may change their investment options at any time.  Participants that are automatically enrolled have their initial contributions invested in a Fidelity Freedom target retirement date fund based upon their anticipated retirement dates.

Transfers In From Merged Plans

During 2013, assets of $36,172,492 were transferred in from the World Courier Group, Inc. Retirement Savings Plan.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution.  Each participant’s account is credited with the participant’s contributions and the Company’s contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.  Plan earnings are allocated based on the participants’ share of net earnings or losses of their respective elected investment options.  Allocations of administrative expenses are based on the participant’s account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon.

In addition, participants are immediately vested in their Company matching contributions, and actual earnings or losses thereon. The vesting of the Company discretionary contribution, if any, is based on a graded schedule as follows:

Vested
Years of Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last twelve months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund.  Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed ten years.  Participant loans are collateralized by the vested balance in the participant’s account and bear interest at the Prime Rate (as determined by the Administrator as of the date the loan is processed) plus one percent.  Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs.  At December 31, 2013 and 2012, participant loans are shown as a receivable of the Plan, with interest rates ranging from 4.25% to 10.50% at December 31, 2013 and 2012.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Payment of Benefits

Upon termination of service, death, disability or retirement, the vested portion of a participant’s account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). In addition, hardship withdrawals are permitted if certain criteria are met. Hardship withdrawals require a suspension from contributions to the Plan for a period of six months after receipt of the distribution.

Forfeited Accounts

If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.  During the year ended December 31, 2013, employer matching contributions were reduced by $312,671 from forfeited nonvested accounts.  Forfeited nonvested accounts totaled $67,033 and $263,418 at December 31, 2013 and 2012, respectively.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.  Administrative expenses paid by the Plan include recordkeeping and trustee fees.  Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.  All other administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 3 for further discussion and disclosures related to fair value measurements.

Shares of registered investment companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end.  The Plan’s interest in the common collective trust fund is valued at net asset value per unit, which is determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.  The AmerisourceBergen common stock fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position).

As described in ASC 946-210-45-9, Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust fund, Fidelity Managed Income Portfolio II Class II.  As required by ASC 946-210-45-9, the statements of net assets available for benefits present the fair value of the Plan’s holdings of Fidelity Managed Income Portfolio II Class II as of December 31, 2013 and 2012, and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II Class II is based on information reported by the issuer of the common collective trust at year-end.  The contract value of Fidelity Managed Income Portfolio II Class II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are recorded as a component of dividend income.  Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.

NOTE 3 — FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Financial assets and liabilities whose values are based on the following:

	a)	Quoted prices for similar assets or liabilities in active markets;

	b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

	c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability;

	d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3

Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s own judgment about the assumptions a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy levels:

	December 31,
	2013	2012
Level 1 Valuation:
Registered Investment Companies:
Equity Funds	$216,339,277	$154,421,311
Blended Funds	262,685,682	203,144,187
Bond Funds	37,062,544	43,354,819
Total Registered Investment Companies	516,087,503	400,920,317
Common Stock Fund	91,117,213	59,390,568
Level 2 Valuation:
Common Collective Trust Fund (a)	73,619,638	79,220,733

(a)         The investment objective of the Fidelity Managed Income Portfolio II Class II (“MIP II”) is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  To achieve its investment objective, MIP II invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrap” contracts issued by third-parties, and invests in cash equivalents represented by shares in a money market fund.  MIP II seeks to minimize its exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers.  MIP II’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.  Withdrawals from MIP II directed by the Company will be made within the twelve-month period following the trustee’s receipt of the Plan’s written withdrawal request.  Participant-directed redemptions have no restrictions.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity Management Trust Company (“Fidelity”).  Fidelity acts as trustee for investments in the Plan.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA.

The Plan held investments in AmerisourceBergen common stock with a fair value of $91,117,213 and $59,390,568 as of December 31, 2013 and 2012, respectively.  Dividends of $1,165,608 were received during the year ended December 31, 2013.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

NOTE 5 — INVESTMENTS

The individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2013	2012

Fidelity Growth Company Fund Class K*	$63,918,136	$—
Fidelity Growth Company Fund*	—	48,240,196
Fidelity Freedom K 2020 Fund	46,499,998	38,278,120
Fidelity Freedom K 2025 Fund**	34,839,699	—
Fidelity Freedom K 2030 Fund	43,318,536	34,150,346
Fidelity Freedom K 2035 Fund	38,646,856	27,703,022
Fidelity Managed Income Portfolio II Class II (stated at contract value)	72,583,339	77,072,290
AmerisourceBergen Common Stock Fund	91,117,213	59,390,568
PIMCO Total Return Fund — Institutional Class	36,813,484	43,354,819

*During 2013, the Plan transferred investments in Fidelity Growth Company Fund to the Fidelity Growth Company Fund Class K.

**Investment represented less than 5% of the Plan’s net assets available for benefits at December 31, 2012.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Registered investment companies	$76,660,082
Common stock fund	36,612,935
$113,273,017

NOTE 6 — TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 11, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

U.S generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Company has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$696,006,427	$552,554,313
Adjustment from contract value to fair value for interest in common collective trust relating to fully-benefit responsive investment contracts	1,036,299	2,148,443
Participant loans deemed distributed	(202,925)	(174,874)
Net assets available for benefits per Form 5500	$696,839,801	$554,527,882

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended
December 31,
2013

Benefits paid to participants per the financial statements	$83,830,133
Add: Amounts allocated on Form 5500 to deemed distributions of participant loans	74,937
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(46,886)
Benefits paid to participants per Form 5500	$83,858,184

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statements to total income per Form 5500:

Net increase in net assets available for benefits before transfers per the financial statements	$107,279,622
Add: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2013	1,036,299
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2012	(2,148,443)
Less: Change in amounts for deemed distributions of participant loans	(28,051)
Net income per Form 5500	$106,139,427

Schedule 1

AmerisourceBergen Employee Investment Plan

EIN#: 23-3079390 Plan#: 010

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Growth Company Fund	Registered Investment Company	$1,669
*	Fidelity Growth Company Fund Class K	Registered Investment Company	63,918,136
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	25,981,877
*	Fidelity Freedom K Income Fund	Registered Investment Company	2,691,783
*	Fidelity Freedom K 2000 Fund	Registered Investment Company	1,615,405
*	Fidelity Freedom K 2005 Fund	Registered Investment Company	930,814
*	Fidelity Freedom K 2010 Fund	Registered Investment Company	7,457,376
*	Fidelity Freedom K 2015 Fund	Registered Investment Company	16,718,921
*	Fidelity Freedom K 2020 Fund	Registered Investment Company	46,499,998
*	Fidelity Freedom K 2025 Fund	Registered Investment Company	34,839,699
*	Fidelity Freedom K 2030 Fund	Registered Investment Company	43,318,536
*	Fidelity Freedom K 2035 Fund	Registered Investment Company	38,646,856
*	Fidelity Freedom K 2040 Fund	Registered Investment Company	34,355,916
*	Fidelity Freedom K 2045 Fund	Registered Investment Company	21,538,115
*	Fidelity Freedom K 2050 Fund	Registered Investment Company	12,392,685
*	Fidelity Freedom K 2055 Fund	Registered Investment Company	1,679,578
*	Fidelity Spartan Global ex U.S. Index Fund - Fidelity Advantage Class	Registered Investment Company	399,751
*	Fidelity Spartan S&P 500 Index Fund - Institutional Class	Registered Investment Company	27,615,101
*	Fidelity Spartan U.S. Bond Index Fund - Fidelity Advantage Class	Registered Investment Company	249,060
	AllianzGI NFJ Dividend Value Fund - Institutional Class	Registered Investment Company	24,282,997
	American Funds EuroPacific Growth Fund - Class R-5	Registered Investment Company	7,543,996
	Columbia Mid Cap Index Fund - Class Z Shares	Registered Investment Company	2,653,986
	Columbia Small Cap Index Fund - Class Z Shares	Registered Investment Company	4,215,609
	ING SmallCap Opportunities Fund - Institutional Class	Registered Investment Company	3,992,732
	JPMorgan U.S. Equity Fund - Institutional Class	Registered Investment Company	32,289,959
	Munder Mid-Cap Core Growth Fund - Class Y	Registered Investment Company	23,443,464
	PIMCO Total Return Fund - Institutional Class	Registered Investment Company	36,813,484
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	73,619,638
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	91,117,213
*	Participant Loans	Interest rates from 4.25% to 10.5%	15,591,137
Total			$696,415,491

* Party-in-Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment
Plan

	By:	/s/ June Barry

June Barry
Senior Vice President,
Human Resources
AmerisourceBergen Corporation

June 26, 2014